BAYTEX ENERGY TRUST

VOTING DIRECTION FOR
HOLDERS OF EXCHANGEABLE SHARES
   OF BAYTEX ENERGY LTD.

The undersigned holder (the "Holder") of exchangeable shares ("Exchangeable Shares") of Baytex Energy Ltd. ("Baytex") has the right to instruct Valiant Trust Company (the "Trustee") in respect of the exercise of their votes at the Annual and Special Meeting of the unitholders of Baytex Energy Trust (the "Trust") to be held on May 17, 2007 (the "Meeting"), as follows:

•	To instruct the Trustee to exercise the votes to which the Holder is entitled as indicated below; OR

•	To instruct the Trustee to appoint a representative of the Trust's management as proxy to exercise the votes to which the Holder is entitled as indicated below; OR

•	To instruct the Trustee to appoint the Holder, or the Holder's designee as a proxy to exercise personally the votes to which the Holder is entitled as indicated below.

The Holder directs that their Exchangeable Shares be voted as follows:

FOR ☐ or AGAINST ☐ fixing the number of directors of Baytex to be elected at the Meeting at six (6);

FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the election as directors of Baytex as specified in the Information Circular - Proxy Statement of the Trust dated March 29, 2007 (the "Circular");

FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Trust for the ensuing year and to authorize the directors of Baytex to fix their remuneration as such; and

FOR ☐ or AGAINST ☐ amendments to the Unit Rights Incentive Plan as described in the Circular.

At the discretion of the said proxy upon any amendment or variation of the above matters or any other matter that may properly be brought before the meeting or any adjournment thereof in such manner as such proxy in his or her sole judgment may determine.

IMPORTANT NOTE: IF NO DIRECTION IS MADE, FOR OR AGAINST, THE HOLDER'S EXCHANGEABLE SHARES WILL NOT BE VOTED

PLEASE SELECT ONE OF THE FOLLOWING:
☐ Direct the Trustee to Vote Exchangeable Shares The holder hereby directs the Trustee to vote as indicated.
☐ Appointment of Trust Management as Proxy
The holder hereby appoints Raymond T. Chan, President and Chief Executive Officer of Baytex, failing him, W. Derek Aylesworth, Chief Financial Officer of Baytex, as proxyholder of the Holder, with power of substitution, and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or Adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.

☐ Appointment of the Holder, or the Holder's Designee as Proxy
The holder appoints __________________ as proxyholders of the Holder and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.

IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THEIR EXCHANGEABLE SHARES AS INDICATED.

DATED: _______________________, 2007.

                                                                                      _______________________
                                                                                      Signature of holder

                                                                                      _______________________
                                                                                      Name of holder (please print)

NOTES:

1.
This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and delivered to the attention of Valiant Trust Company, Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1 not less than 48 hours before the time for holding the Meeting or any adjournment thereof. The voting direction is valid only for the Meeting or any adjournment of the Meeting.

2.	If this voting direction is not signed by the Holder of Exchangeable Shares, the votes to which the Holder of the Exchangeable Shares is entitled will not be exercised.

3.	If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4.	This voting direction must be dated and the signature hereon should be exactly the same as the name in which the Exchangeable Shares are registered.

5.	Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

6.
A holder who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.